August 14, 2019

Fred W. Wagenhals
President and Chief Executive Officer
Ammo, Inc.
7681 East Gray Road
Scottsdale, Arizona 85260

       Re: Ammo, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed July 18, 2019
           File No. 333-226087

Dear Mr. Wagenhals:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2019 letter.

Form S-1/A filed July 18, 2019

General, page 1

1. Please provide updated financial statements and related disclosures for your most recent interim period in your next amendment. Refer to Rule 8-08 of Regulation S-X for guidance.
2.     Please provide an updated auditors' consent in your next amendment.
3. We note your response to prior comment 1 of our letter dated February 4, 2019, including the filing of historical and pro forma financial statements related to your acquisitions of
       SWK and Jagemann Stamping Company on Forms 8-K and 8-K/A to comply with Rules
       8-04 and 8-05 of Regulation S-X under the Exchange Act. In order for your current
 Fred W. Wagenhals
Ammo, Inc.
August 14, 2019
Page 2
         registration statement on Form S-1 to comply with Rules 8-04 and 8-05 of Regulation S-X under the Securities Act, please address the following:
           Revise your Form S-1 to specifically incorporate by reference each Form 8-K and/or
             8-K/A that includes the previously filed historical financial statements of SWK and
             Jagemann Stamping Company as required by Rule 8-04 of Regulation S-X and Item
             12 of Form S-1. Due to your inclusion of audit reports for SWK and Jagemann
             Stamping Company in your filing, revise your Form S-1 to also include additional auditors' consents as exihibits.
           Revise your Form S-1 to provide an updated pro forma statement of operations for the year ended March 31, 2019 as required by Rule 8-05 of Regulation S-X. The pro forma statement of operations should reflect both significant acquisitions as if they occurred on April 1, 2018. At a minimum, the pro forma statement of operations should include pro adjustments to reflect: additional amortization expense for acquired intangible assets; additional depreciation expense for equipment acquired at fair value;
             and additional interest expense related to the note payable used to fund the Jagemann acquisition. Be advised since both acquisitions are reflected in your most recent historical balance sheet, an updated pro forma balance sheet is not required.
4. To the extent applicable, please address our comments on your current registration statement on Form S-1 in your exchange act filings.
5. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
Business
Intellectual Property, page 40
FirstName LastNameFred W. Wagenhals
Comapany NameAmmo, Inc. disclosure regarding the duration of the intellectual property that
6.      Please revise to include
Augustyou hold. Page 2 refer to Item 101(h)(vii) of Regulation S-K.
         14, 2019 Please
FirstName LastName
 Fred W. Wagenhals
FirstName LastNameFred W. Wagenhals
Ammo, Inc.
Comapany NameAmmo, Inc.
August 14, 2019
August 14, 2019 Page 3
Page 3
FirstName LastName
Consolidated Financial Statements
Note 10 - Acquisitions, page 79

7. We note your disclosures related to the purchase price allocation for SWK. Based on prior disclosures in your 12/31/18 Form 10-Q and Form 8-K/A, it appears your initial accounting for this acquisition was provisional and has been subsequently and appropriately revised. Please revise note 10 to provide the disclosures required by ASC
         805-10-50-4A, including the nature and amount of the measurement period adjustment you recognized during the reporting period.
8. We note your disclosures related to the purchase price allocation for Jagemann Stamping
         Company. Based on prior disclosures in your Form 8-K/A, please revise note 10 to
         address the following:
           Based on Jagemann Stamping Company's historical financial statements, it is not clear to us why your purchase price allocation does not include any of the other historical assets and liabilities of Jagemann, except equipment. More fully explain what you actually acquired and why all the historical assets and liabilities of Jagemann are not recorded at their fair values.
           It is not clear to us what the loss on purchase represents or how you determined recording a loss on purchase complies with ASC 805. More fully explain how you determined the fair values of the intangible assets you recorded and adjust your purchase price allocation to comply with ASC 805.
9. We note numerous references to your reliance on third party valuation firms in connection with determining the fair values of assets you recorded. Please clarify/revise your disclosures or explain to us what consideration you have given to filing consents from the third party valuation firms as exhibits to your registration statement on Form S-1 as required by Section 7 of the Securities Act and Securities Act Rule
436.


        You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or Amanda Ravitz, Assistant Director, at (202) 551-2412 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing and
                                                              Construction
cc:      Jon S. Cohen